                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   JNC Opportunity Fund, Ltd.                     Sonic Jet Performance, Inc. (SJET)                to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director      _X_ 10% Owner
                                                                                              ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
                                               Number of Reporting     Month/Year                General Counsel, Secretary and
  12007 Sunrise Valley Dr.                     Person, if an entity       July 2001              Director of Business Development
__________________________________________     (voluntary)          ___________________________  and Legal Affairs
                 (Street)
                                               98-0168520           5. If Amendment, Date of  7. Individual or Joint/Group Filing
Reston,          VA                20191                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, no par value      7/23        J           16,000      A      20,000        16,000             D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

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                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses
                                                                                /s/ James Q. Chau                  10/4/01
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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